                                                                        Page...1

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


For the month of  December 5, 2002               Commission File Number: 1-14242



                         ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)


                             1 Royal Gate Boulevard
                              Woodbridge, Ontario
                                    L4L 8Z7
                                 (905) 264 0701


Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [ ]    Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes [ ]    No [ X ]

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                                                        Page...2



                                  EXHIBIT INDEX


Exhibit                  Description of Exhibit                            Page
-------                  ----------------------                            ----
 99.1                    Notice of Annual                                    1
                         Meeting & Record Date


                                                                        Page...3

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYAL GROUP TECHNOLOGIES LIMITED


Date: December 5, 2002                  By: /s/ Vic De Zen
                                            --------------------------------
                                            Name: Vic De Zen
                                            Title: Chairman, and C.E.O.